 EXHIBIT 2.4

AMENDMENT NO. 2 TO

AMENDED AND RESTATED OPERATING AGREEMENT

OF

IRON BRIDGE MORTGAGE FUND, LLC

This Amendment No. 2 to Amended and Restated Operating Agreement (the “Amendment”) of Iron Bridge Mortgage Fund, LLC, an Oregon limited liability company (the “Company”) is effective January 1, 2019. Any capitalized terms used but not defined in this Amendment shall have their defined meanings as set forth in the Agreement (as defined below).

RECITALS:

A. The Company and the Members entered into the Amended and Restated Operating Agreement dated as of February 1, 2013, as amended on March 1, 2013 (the “Agreement”).

B. Pursuant to Section 14.1 of the Agreement, certain sections of the Agreement may be amended only with the written consent of the Manager and the Members holding at least sixty-six and two-thirds percent of the issued and outstanding Units of all Members (the “Super Majority Members”).

C. The Manager and the Super Majority Members wish to amend Section 8.1 Fund Expenses and Section 8.2 Manager Expenses of the Agreement as set forth below.

PAGE 1 - AMENDMENT NO. 2 TO THE AMENDED AND RESTATED OPERATING AGREEMENT

AGREEMENT:

1. Section 8.1 of the Agreement is amended in its entirety by deleting Section 8.1 and replacing it with the following:

8.1 Fund Expenses.

The Fund will be responsible for, and pay (or reimburse the Manager for), all expenses incurred by the Fund, (the “Fund Expenses”) that are not paid or reimbursed by a third–party pursuant to the terms of an Investment including, without limitation: (i) Organizational Expenses; (ii) Management Fees as specified in Section 8.2; (iii) all expenses incurred in connection with Fund operations, including, without limitation, all expenses incurred with the purchase, holding, sale or proposed sale of any Investments including, without limitation, all travel-related expenses and all third party out-of-pocket costs and expenses of custodians, paying agents, registrars, counsel, independent accountants, tax preparation, and others; (iv) legal, accounting, tax preparation and other specialized consulting or professional services including environmental, engineering, architectural, and other building trades and inspection services, due diligence costs, title fees, escrow fees, closing fees, and other expenses that the Manager would not normally be expected to render with its own professional staff; (v) all third-party costs incurred in connection with the preparation of or relating to reports made to the Members; (vi) all costs related to litigation involving the Fund, directly or indirectly, including, without limitation, attorneys' fees incurred in connection therewith; (vii) all costs related to the Fund's indemnification obligations set forth in Section 11; (viii) the costs of any litigation, director and officer liability or other insurance and indemnification or extraordinary expense or liability relating to the affairs of the Fund; (ix) all unreimbursed out-of-pocket expenses relating to transactions that are not consummated including legal, accounting and consulting fees and all extraordinary professional fees incurred in connection with the business or management of the Fund; (x) all expenses of liquidating the Fund; and (xi) any taxes, fees or other governmental charges levied against the Fund and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Fund. Fund Expenses do not include, and the Fund will not pay, costs associated with the Manager’s personnel, overhead and profit, except as such items may be included in the Management Fees; provided, however, that, for administrative convenience, the Fund may lease certain employees from the Manager and, in such event, the Fund shall reimburse the Manager for all W-2 wages, deferred compensation and employee benefits paid to the employees leased by the Fund. To the extent that the Fund reimburses the Manager for W-2 wages paid to the employees leased by the Fund (the “Fund Employee Expense”), the Fund (and not the Manager) shall be entitled to claim such W-2 wages for purposes of Section 1.99A-2(b)(2)(ii) where wages are paid by a person other than an employee’s common law employer.

2. Section 8.2 of the Agreement is amended in its entirety by deleting Section 8.2 and replacing it with the following:

8.2 Manager Expenses. The Manager shall be entitled to management fees in consideration of its duties and responsibilities under this Agreement, including: (a) a base management fee related to servicing of Investments equal to one-twelfth of 3% of the principal amount of each Investment, payable monthly (i.e. 3% per year) (the “Base Management Fee”), provided, however, that the Base Management Fee shall be reduced by the amount of any Fund Employee Expense for which the Manager is reimbursed by the Fund and (b) a performance fee equal to 50% of all Net Income (computed without regard to the Performance Fee but taking into account the Base Management Fee) after application of the Preferred Return to Members calculated and payable in arrears at the end of each month (the “Performance Fee”) (Base Management Fee together with the Performance Fee, collectively, the “Management Fees”). The Management Fees are intended to reimburse the Manager for all costs associated with its personnel (other than Fund Employee Expenses for which the Manager is directly reimbursed by the Fund), overhead and profit, and no such expenses shall be considered Fund Expenses.

PAGE 2 - AMENDMENT NO. 2 TO THE AMENDED AND RESTATED OPERATING AGREEMENT

3. Except as set forth herein, the Agreement shall remain unchanged and in full force and effect.

In Witness Whereof, the undersigned have executed this Amendment effective as of the date reflected above.

MANAGER: IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Gerard Stascausky
Manager/Member

EQUITY PROGRAM INVESTOR / MEMBER:

Investor Name

	Signature	Date

Title (if applicable)

	Signature	Date

Title (if applicable)

PAGE 3 - AMENDMENT NO. 2 TO THE AMENDED AND RESTATED OPERATING AGREEMENT